

September 13, 2023

Debra McCann
Executive Vice President and Chief Financial Officer
Unisys Corporation
801 Lakeview Drive, Suite 100
Blue Bell, Pennsylvania 19422

> **Re: Unisys Corporation**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2023**
> **File No. 001-08729**

Dear Debra McCann:

We have limited our review of your most recent definitive proxy statement to those issues we have addressed in our comments. Please respond to these comments by confirming that you will revise your future proxy disclosures in accordance with the topics discussed below.

Definitive Proxy Statement on Schedule 14A filed March 24, 2023

Pay versus Performance, page 59

1. Please ensure that the graphic under the heading "Description of Relationship Between Company TSR and Peer Group TSR" is correctly labeled to indicate the relevant fiscal years shown in the graphic.

2. We note that you have included Non-GAAP Operating Profit as your Company-Selected Measure pursuant to Regulation S-K Item 402(v)(2)(vi). Please include your Company-Selected Measure in the Tabular List provided pursuant to Regulation S-K Item 402(v)(6).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jane Park at 202-551-7439 or Jennifer Zepralka at 202-551-2243 with any questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program